October 23, 2008

Mail Stop 6010

Via U.S. Mail and Facsimile

Jay F. Glick
President and Chief Executive Officer
Lufkin Industries, Inc.
601 South Raguet
P.O. Box 849
Lufkin, Texas 75904

> **Re: Lufkin Industries, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 29, 2008**
> **File No. 000-2612**

Dear Mr. Glick:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition

1.   The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. In future filings, please revise your disclosure to provide such analysis including, but not

limited to identifying what "favorable conditions for one market may be unfavorable for another market" as well as describing the impact of specific raw material price changes and how these trends affect your business rather than discussing market trends on the global level. Also, avoid repetitive disclosure, such as including the information from the Trends/Outlook section, which also appear in the summary. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 11

2.   We note that your disclosure in Compensation Discussion and Analysis does not provide specific analysis of how the compensation committee considered and used individual performance and financial results to determine executive compensation. In future filings, please replace vague disclosure of such terms and phrases with meaningful information that investors can use to evaluate the compensation program. For example, where your disclosure refers to "financial results," an "assessment of an executives' impact on those results," "individual financial and administrative objectives" and the "committee's own evaluation of an officer's individual performance," please disclose with specificity how these terms and phrases apply to your own facts and circumstances. Please see Item 402(b) of Regulation S-K.

Base Pay, page 12

3.   We note you state that the committee increased Mr. Smith's, Mr. Leslie's and Mr. Perez's base salary in February after reviewing "financial performance" and "individual performance." We also note your disclosure in the third paragraph on page 12 where you discuss certain "criteria," including revenue, net income, bookings and "individual financial and administrative objectives." In future filings, please describe specifically how these factors were used to make compensation decisions during the applicable periods. If instead compensation decisions were based on the subjective discretion of the board, please say so clearly and directly without implying that objective factors were used.

Bonus, page 12

4.   We note that you have not provided a quantitative discussion of the performance measures such as the "satisfactory performance, attainment of personal objectives and a major contribution to the company's financial results" to be achieved for your executive officers to earn their discretionary annual bonuses. In future filings, please provide such disclosure, or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that

the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

Equity Compensation, page 12

5.   In future filings, please explain how you determined the amounts of stock options to be granted to your executive officers. Please disclose with specificity the "satisfactory performance, attainment of personal objectives and a major contribution to the company's financial results" that are taken into account in granting these options. Your disclosure also should clarify the reasons for the relative size of the grants among the officers, if appropriate. See Item 402(b)(2)(vii) of Regulation S-K.

CEO Compensation Analysis, page 13

6.   In future filings, please provide detail of how the company's financial performance "parameters" that were established in the budget were "exceeded." For example, disclose how the parameters were exceeded and by how much. Also, disclose how the committee determined the allocation of compensation between base salary increases, bonus amounts and stock options.

Officer Compensation, page 13

7.   We note you state that Mr. Glick's compensation review was deferred from November 2007 to February 2008. As this filing was made on April 1, 2008, please tell us why disclosure of the results of that meeting was not included in this filing. See Instruction 2 to Item 402(b).

Summary Compensation Table, page 17

8.   Please tell us how you have determined that the 2007 bonus amounts payable are not being paid under a plan, as it appears you have criteria for these bonus amounts as disclosed in the penultimate paragraph on page 12. Please see Item 402(a)(6)(ii) and Question 119.02 of the Questions and Answers of General Applicability, available on our web site. If the amounts paid to your named executive officers as bonuses should be disclosed in future filings under the caption "Non-Equity Incentive Plan Compensation" in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K, rather than under the caption "Bonus" (refer also to Item 402(a)(6)(iii)), the threshold, target and maximum amounts related to those awards should also be disclosed in

your "Grants of Plan Based Awards For 2007" table pursuant to
Item 402(d)(2)(iii) of Regulation S-K.

<u>Item 13, Certain Relationships and Related Transactions and Director Independence.</u>

<u>Related Persons Transactions, page 23</u>

9.   We note your disclosure that you do not have written procedures for approving
related persons transactions. In future filings, please expand your disclosure to
more clearly provide the disclosure requested by Item 404(b) including: the types
of transactions that are covered by such policies and procedures; the standards to
be applied pursuant to such policies and procedures; and how such policies and
procedures are evidenced.

* * * * * * *

As appropriate, please respond to these comments within ten business days, or tell
us when you will provide us with a response. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934, and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

·   staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact at Celia Soehner at (202) 551-3463 or me at (202) 551-3637 with any questions regarding these comments.

Sincerely,

Jay Mumford
Attorney-Adviser

cc: Paul G. Perez, Esq. (via facsimile)